UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 23, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

Results of the Sibanye Annual General Meeting

Westonaria, 23 May 2017: Sibanye (JSE: SGL AND NYSE: SBGL) advises shareholders that all resolutions were passed by the requisite majority at the Company's Annual General Meeting (the "AGM") held at the Sibanye Gold Academy at 09:00 this morning. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.

The number of shares voted in person or by proxy was 734,676,918, representing 79% of Sibanye's 930,056,784 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:

Resolution	% of votes for the resolution [1]	% of votes against the resolution [1]	Number of shares voted	% of Shares Voted [2]	% of Shares abstained [2]
Ordinary Resolution 1 – Re-appointment of auditors	99.94%	0.06%	734,206,677	78.94%	0.05%
Ordinary Resolution 2 – Re-election of a director: CD Chadwick	99.63%	0.37%	731,158,328	78.61%	0.38%
Ordinary Resolution 3 – Re-election of a director: RTL Chan	99.67%	0.33%	731,127,206	78.61%	0.38%
Ordinary Resolution 4 – Re-election of a director: TJ Cumming	99.78%	0.22%	731,125,554	78.61%	0.38%
Ordinary Resolution 5 – Re-election of a director: C Keyter	99.69%	0.31%	733,488,487	78.86%	0.13%

Ordinary Resolution 6 – Election of a director: MS Moloko	98.78%	1.22%	731,108,349	78.61%	0.38%
Ordinary Resolution 7 – Re-election of a member and Chair of the Audit Committee: KA Rayner	99.76%	0.24%	731,125,852	78.61%	0.38%
Ordinary Resolution 8 – Re-election of a member of the Audit Committee: RP Menell	99.76%	0.24%	731,441,998	78.64%	0.35%
Ordinary Resolution 9 – Re-election of a member of the Audit Committee: NG Nika	99.75%	0.25%	731,120,096	78.61%	0.38%
Ordinary Resolution 10 – Re-election of a member of the Audit Committee: SC van der Merwe	99.75%	0.25%	731,115,478	78.61%	0.38%
Ordinary Resolution 11 – Approval for the issue of authorised but unissued ordinary shares	99.96%	3.03%	734,118,024	78.93%	0.06%
Ordinary Resolution 12 – Issuing equity securities for cash	96.92%	3.08%	734,090,687	78.93%	0.06%
Ordinary Resolution 13 – Approval for the Sibanye 2017 Share Plan	91.94%	8.06%	730,186,167	78.51%	0.06%
Advisory endorsement of the remuneration policy	96.77%	3.23%	726,731,555	78.14%	0.85%
Special Resolution 1 – Approval for the remuneration of non-executive directors	99.52%	0.48%	730,958,323	78.59%	0.40%
Special Resolution 2 – Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act	99.22%	0.78%	730,998,432	78.60%	0.40%

| Special Resolution 3 –

Approval for the acquisition of the Company's own shares	95.95%	4.05%	734,132,890	78.93%	0.06%

Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.

Sibanye Investor Relations Contact:

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the rights offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

Each of the Underwriters are acting exclusively for the Group and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Rights Offer and will not be responsible to anyone other than the Group for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.

No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy, completeness or verification of the information set forth in this announcement, and nothing contained in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. None of the Underwriters assumes any responsibility for the accuracy, completeness or verification of the information set forth in this announcement and, accordingly, disclaim each of the Underwriters, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such statement.

Prospectus; No Offer or Solicitation
Sibanye has filed a registration statement (including a prospectus) and may file a prospectus supplement with the Securities and Exchange Commission (the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye's website at www.sibanyegold.co.za. Alternatively, Sibanye, any Underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 23, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer